SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        HEALTHCARE PROVIDERS DIRECT, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE.
                         (Title of Class of Securities)

                                    42224V103
                                 (CUSIP Number)

                               KEVIN B. KIMBERLIN
                             C/O SPENCER TRASK & CO.
                         535 MADISON AVENUE, 18TH FLOOR
                               NEW YORK, NY 10022
                               TEL: (212) 355-5565
                                FAX: 212-751-3483

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                FEBRUARY 7, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP NO.:  42224V103

1.    NAME OF REPORTING PERSON: Kevin B. Kimberlin

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      (a) (b) x

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: AF

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No X

6.    CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

7.    SOLE VOTING POWER: 2,428,601

8.    SHARED VOTING POWER: 0 shares

9.    SOLE DISPOSITIVE POWER: 2,428,601

10.   SHARED DISPOSITIVE POWER: 0 shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES:   Yes    No x

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.13%

14.   TYPE OF REPORTING PERSON: IN

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ITEM 1.   SECURITY AND ISSUER

     This Statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Healthcare Providers Direct, Inc. (the "Company," formerly Alpha Motorsport Inc.), a Nevada corporation, with a principal business address of 3371 Route One, Suite 200, Lawrenceville, New Jersey 08648.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) This Statement is filed by Kevin B. Kimberlin ("Mr. Kimberlin").

     (b) The business address of Mr. Kimberlin is c/o Spencer Trask & Co., 535 Madison Avenue, New York, NY 10022.

     (c) Mr. Kimberlin's principal occupations are Chairman of the Board of Directors of Spencer Trask & Co. and a private investor.

     (d) Mr. Kimberlin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Kimberlin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Kimberlin is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As set forth in more detail below, the shares of Series B Convertible Preferred Stock ("Preferred Stock") and warrants exercisable for shares of Common Stock reported herein are held directly by Spencer Trask Illumination Fund, LLC, a New York limited liability company ("STI") and Concord Equities Group, Inc., a Delaware corporation ("Concord"). Concord is wholly owned by Washington Associates, LLC, a Delaware limited liability company ("Washington Associates"), and ST Partners LLC, an entity controlled by Mr. Kimberlin, owns 80% of Washington Associates. Mr. Kimberlin is the sole stockholder and Chairman of the Board of Directors of Spencer Trask & Co., a Delaware corporation ("ST&Co."). STI is managed by LLC Management Services, Inc., a New York corporation that is wholly owned by ST&Co.

On February 7, 2007, STI purchased 2,207,819 shares of Preferred Stock for a purchase price of $400,000. Each share of Preferred Stock is convertible on a one-for-one basis into shares of Common Stock, subject to adjustments upon certain events. The source of funds for payment of the Preferred Stock was the working capital of STI.

In connection with the purchase by STI of the Preferred Stock, on February 7, 2007, the Company granted Concord a 5-year warrant to purchase up to 220,782 shares of Common Stock. This warrant is exercisable at any time at an exercise price of $0.1359 per share. By virtue of his ability to control Concord and STI, Mr. Kimberlin is an indirect beneficial owner of the securities directly owned by Concord and STI.

ITEM 4.   PURPOSE OF TRANSACTION

     (a) All of the securities reported herein were acquired for investment purposes. Mr. Kimberlin retains the right, through his control of Concord and STI, to change his investment intent from time to time, to, directly or indirectly, acquire additional shares of Common Stock, acquire other securities of the Company or sell or otherwise dispose of all or part of the Common Stock or other securities of the Company beneficially owned by him, directly or indirectly, in any manner permitted by law.

     Mr. Kimberlin presently has no plans or proposals that relate to or would result in any of the following:

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Company;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g)  Any  changes  in  the  Company's   charter,   by-laws  or  instruments
corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

     (h) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

     As part of the ongoing evaluation of his investments and investment alternatives, however, Mr. Kimberlin may consider effecting any of the foregoing transactions and, subject to applicable law, may, directly or indirectly, formulate a plan or plans with respect to such transactions and may, from time to time, hold discussions with or make proposals to management and/or the Board of Directors of the Company, other stockholders of the Company or third parties regarding such matters. Mr. Kimberlin will amend the Schedule 13D if there is any material change in his plans with respect to the foregoing. Mr. Kimberlin may also, directly or indirectly, buy and/or sell securities of the Company consistent with his investment objectives.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of this Statement, Mr. Kimberlin is a beneficial owner, for purposes of Section 13(d) of the Act, of 2,428,601 shares of Common Stock, which represents beneficial ownership of approximately 5.13% of the Common Stock. The percentage of shares of Common Stock reported beneficially owned by Mr. Kimberlin is based upon 44,911,538 shares of Common Stock outstanding, which is the total number of shares of Common Stock reported by the Company as outstanding as of May 15, 2008 in its Form 10-Q filed with the Securities and Exchange Commission (the "Commission") on May 15, 2008. Beneficial ownership has been determined in accordance with the rules of the Commission.

     (b) Mr. Kimberlin indirectly has the sole power to vote or direct the vote of and dispose or direct the disposition of all shares of Common Stock that may be deemed to be beneficially owned by him.

     (c) There have been no transactions in securities of the Company in the past 60 days.

     (d) No person other than Mr. Kimberlin or the direct holder of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                            [SIGNATURE PAGE FOLLOWS]


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2008

                                    KEVIN B. KIMBERLIN

                                    /s/ Kevin B. Kimberlin
                                    __________________________
                                    Kevin B. Kimberlin